Mail Stop 3561

July 10, 2009

Ira P. Kerker
Chief Executive Officer
Vitacost.com, Inc.
5400 Broken Sound Boulevard. NW, Suite 500
Boca Raton, Florida 33487-3521

> **Re: Vitacost.com, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 12, 2009**
> **File No. 333-143926**

Dear Mr. Kerker:

      We have reviewed your response letter and amendment to your Form S-1 filed June 12, 2009. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 3 to Registration Statement on Form S-1
General

1. We note your response to comment one of our October 18, 2007 letter. Please note that your price range must be provided in your next amendment.

Prospectus Cover Page

2. We note that you have listed your joint book-running managers and your co-manager on the cover page. Please revise to identify only the lead or managing underwriters. Refer to Item 501(b)(8)(i) of Regulation S-K. You may present these roles on the back cover page.

Summary, page 1
Our Business, page 1

3. Please provide support for your statement in the first paragraph that you are a "leading" online retailer and direct marketer of health and wellness products, and explain by what measurement you are making this statement. Please also provide support for your statement in the third paragraph on page three that your website and catalogs allow customers to purchase products at prices, on average, 30% to 60% lower than suggested retail prices.

4. Please also explain your use of the terms "non-paid sources" and "conversion-to-purchase rate."

5. We note your response to comment three of our October 18, 2007 letter indicating you have updated the statistics cited in your registration statement, and we reissue our comment. Please provide copies of the various reports, articles and studies to which you refer appropriately marked and dated.

6. We note that you have revised the Summary to remove the disclosure relating to your business relationship with Mr. Gorsek. While we do not object to your inclusion of the risk factor disclosure, we continue to believe that your relationship with Mr. Gorsek should be prominently disclosed in the Summary. At a minimum, please provide a cross-reference to the discussion you provide in the Risk Factors and Regulatory Proceedings sections. Otherwise, please revise to include the disclosure similar to what you provided previously in this section.

Summary Consolidated Financial Data, page 6

7. For the year ended December 31, 2008 and the subsequent interim period, please disclose pro forma earnings per share giving effect to the use of proceeds from the offering to repay debt. The denominator in the pro forma computation should include only those common shares whose proceeds will be used for debt repayment, and should not include the common shares whose proceeds will be used for general corporate purposes. Please provide a footnote that makes the computation of pro forma EPS transparent to investors.

Risk Factors, page 8

8. Please ensure that each of your subheadings reflects the risk that you discuss in the text. Many of your subheadings currently either merely state a fact about your business or describe an event that may occur in the future. Succinctly state in your subheadings the risks that result from the facts or uncertainties. See, for example, "We are dependent on certain third-party suppliers and manufacturers" and "The content of our website and direct mailing pieces could expose us to significant liability."

9. We note the discussion in your letter stating that you revised your disclosure to eliminate the summary discussion of your business relationship with Mr. Gorsek and the judgments against him, and added related risk factor discussion. Please revise your risk factor beginning on the bottom of page 8 to prominently disclose the reason that NASDAQ imposed the listing provision regarding Mr. Gorsek, as opposed to referring to another section of your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

10. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. For example, we note your risk factor disclosure on page 10 regarding the current economic downturn and how that may affect your future growth. Discuss whether you expect this or any other trends you identify to continue and how they may impact your plans to expand, your available liquidity, or any other factors. Please provide similar additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

    - Economic or industry-wide factors relevant to your company,
    - Material opportunities, challenges, and
    - Risk in the short and long term and the actions you are taking to address them.

    See Item 303 of Regulation S-K and SEC Release No. 33-8350 (December 19, 2003).

Results of Operations, page 33

11. Please explain the reasons for significant period to period changes in interest expense and income tax expense or benefit. Refer to Item 303(a)(3)(i) of Regulation S-K.

12. Please revise your disclosures regarding period to period increases in revenues to explain how you were able to achieve such significant increases in your customer base and in the number of customer orders. Please also provide some prospective analysis in terms of whether you expect to sustain such growth in future periods. Refer to Item 303(a) of Regulation S-K.

13. We note that in early 2008 you began to manufacture a significant portion of your proprietary products. Please explain the historical and anticipated future impact of such change on your results of operations and financial condition.

Comparison of Three Months Ended March 31, 2009 to Three Months Ended March 31, 2008, page 33
Gross Profit, page 34

14. Please revise your disclosure regarding the significant improvement in gross margin in the first quarter of 2009 to further explain the sensitivity of your gross margin to changes in product mix. For example, indicate which products are higher margin and how you were able to drive increases in the sales volume of higher margin items. Also explain whether you believe the improved margins in this quarter are indicative of future operating results and why or why not. Refer to Item 303(a) of Regulation S-K.

15. In addition to the discussion about your results of operations, please discuss significant changes in your balance sheet. For example, please discuss the significant increase in inventories on hand at December 31, 2008 as compared to December 31, 2007. Refer to Item 303(a) of Regulation S-K.

Liquidity and Capital Resources, page 40

16. We note that your disclosure under the subsection "Comparison at March 31, 2009 to December 31, 2008" on page 40 is nearly identical to your disclosure under the subsection "Comparison at December 31, 2008 to December 31, 2007." Please revise to eliminate unnecessary duplicative disclosure. Refer to Securities Act Release No. 33-8350, Section I.B. (December 19, 2003).

Aggregate Contractual Obligations, page 41

17. Please revise the table of contractual obligations to separately present the payments due in one to three years, three to five years, and more than five years. Refer to Item 303(a)(5) of Regulation S-K.

Factors Influencing Future Operating Results, page 42

18. Please revise this discussion to discuss with greater specificity the likely costs and risks associated with your need to expand your distribution and manufacturing capabilities. In this regard, you mention the incurrence of capital expenditures, however, you have not quantified the amount needed or what your source(s) of funds will be.

Quantitative and Qualitative Disclosure about Market Risk, page 43

19. You disclose that you do not believe that a change in market interest rates would have a material effect on your results of operations or financial condition, however, your risk factor at the bottom of page 22 discusses the fact that your interest rate swap agreements may adversely affect your earnings. Please revise to provide the disclosure required pursuant to Item 305 of Regulation S-K or advise.

Critical Accounting Policies and Estimates, page 43
Stock-based Compensation, page 44

20. Your disclosure regarding the method used to estimate expected volatility is inconsistent with your footnote disclosure on page F-11. Please revise your disclosure to address this discrepancy.

Business, page 46
Merchandising & New Product Development, page 52

21. Expand your discussion here to explain how you determine to develop new proprietary formulations. Specifically, please elaborate upon this discussion to explain your "expertise in developing formulations."

Manufacturing, page 54

22. We note your response to prior comment nine of our October 18, 2007 letter and your indication that you "no longer rely upon third party manufacturers for any material production of your proprietary products." Please reconcile this statement with your risk factor disclosure on page 11 where you state that you are "dependent upon certain third-party suppliers and manufacturers." Please also revise your disclosure here to provide the disclosure you previously provided in response to prior comment nine, including identifying by name and location the four manufacturers you mention in the risk factor.

Executive Compensation, page 72
Compensation Discussion and Analysis, page 72
Elements of our Executive Compensation Program, page 72

23. With respect to Base Salary, we note your indication that you "strive to set [y]our base salaries at levels which [you] believe are competitive in [y]our market…" Please revise to elaborate upon how you determine whether your salaries are competitive in your market and explain how you define "your market."

24. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation and discussion analysis should be sufficiently precise to

identify material differences in compensation policies for individual executive officers. In this regard, we note that the salary Mr. Gorsek earns is substantially higher than that of any of your named executive officers. Please explain the reasons for the differences in the amounts of compensation awarded.

Determining the Amount of Each Element of Compensation, page 73

25. We note your response to comment 11 of our October 18, 2007 letter and further note your revisions. Please revise your disclosure to clarify the extent to which you have implemented any formal compensation policies, the details of such policies and when such policies were implemented. In this regard, we note the contrast between your disclosure in the second to last paragraph on page 73 indicating that you have not yet implemented formal compensation policies and your disclosure in the third full paragraph of page 74 stating that you establish a bonus plan annually.

26. We note that your footnote disclosure to the table provided at the bottom of page 74 indicates that bonuses were paid based on attainment of certain targets, but you do not fully disclose the value of those targets. For example, you state that 50% of Mr. Kerker's bonus was based on achievement of budgeted revenues, but you do not disclose the amount of your budgeted revenues. If you omitted this and all other related information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please tell us your reasons. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it was for the executive or how likely it was for the registrant to achieve the target levels or other factors. Please also discuss any discretion that was or may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

27. Please also discuss how you set the non-financial objectives or strategic or individual goals and how you determine whether the goals have been met.

Executive Equity Ownership, page 75

28. We note your indication that you do not have specific share retention and ownership guidelines, however, you state on the same page that you determined that the options granted in 2008 would vest immediately "to increase equity ownership of these officers to more closely align their interests with [y]our stockholders." Please tell us how accelerating vesting of these options does not constitute a share retention policy or elaborate upon your rationale for the acceleration of vesting.

Certain Relationships and Related Party Transactions, page 90

29. Please describe the registrant's policies for review, approval or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. See Item 404(b) of Regulation S-K. In this regard, please revise to state how the interest-free loan to Mr. Gorsek was considered and approved even though, as you acknowledge, the transaction was not comparable to terms of transactions made with unrelated third parties.

Selling Stockholders, page 94

30. We note your response and reissue comment 13 of our October 18, 2007 letter. Please complete the selling stockholder table with your next amendment. We will need sufficient time to review the information you provide with respect to the selling security holders.

Consolidated Financial Statements for the Year Ended December 31, 2008
Notes to Consolidated Financial Statements
Note 1. Nature of Business and Significant Accounting Policies, page F-7
Earnings Per Share, page F-7

31. We note that all of your outstanding stock options were considered antidilutive for purposes of computing diluted earnings per share for fiscal years 2008 and 2007. Please tell us and discuss in Management's Discussion and Analysis of Financial Condition and Results of Operations how you arrived at the average market price of your non-traded stock for purposes of determining whether outstanding options were dilutive for each of these periods. If the offering price in your initial public offering is significantly greater than the average market price you used for 2008, please reconcile for us the increase in the value of the stock.

Revenue Recognition and Shipping and Handling, page F-9

32. Reference is made to your disclosure on page 35 that third-party product revenues include advertising and fees earned from affiliate programs. Please disclose the nature of and your revenue recognition policy with respect to these affiliate programs as it appears these revenues are material to operating and net income.

Note 7. Stock Option Plan, page F-17

33. For each year for which an income statement is presented, please disclose the weighted-average grant-date fair value of options granted during the year. Refer to paragraph A240.c.1 of SFAS 123(R).

Unaudited Consolidated Financial Statements for the Period Ended March 31, 2009

34. Please address the comments above in your interim financial statements, as applicable.

Undertakings, page II-5

35. Please revise to include the undertaking located at Item 512(a)(6) of Regulation S-K.

Exhibits, page II-3

36. Please file your legal opinion in a timely manner so that we may review it before you request that your registration statement become effective. Also, please ensure that numbers you have assigned to the exhibits correlate to how you have filed them on EDGAR.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or in her absence Robyn Manuel, Senior Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jeremy Stonehill, Esq.
        (Via Facsimile)